Exhibit 99.7

Leading European Bank Uses NICE Authentication to Improve Security and
Customer Experience

NICE Real-Time Authentication verifies customer identity in seconds and significantly boosts operations security for a leading bank in Europe

Hoboken, N.J., October 20, 2020 – NICE (Nasdaq: NICE) today announced that Alfa-Bank Russia has deployed its Real-Time Authentication (RTA) solution, enabling seamless, instantaneous verification for its customers. A leading universal private bank in Russia, Alfa-Bank now authenticates clients calling into the contact center in real-time and without any need for code words or additional questions. NICE RTA, which includes Proactive Fraudster Exposure and Watch List capabilities, confirms customer identity in seconds, thus securing operations for the bank while allowing customers to quickly proceed with banking needs.

“The introduction of voice biometrics in our call center significantly enhances the security of many operations," said Olga Aslamova, Head of the Remote Client Support Department at Alfa-Bank. "This is especially important at a time when most clients prefer to receive all services remotely. If a client has passed a biometric impression with us, then even a compromise of the codeword - and scammers are good at stealing such information from clients - will not put a person’s money at risk."

Alfa-Bank is the largest universal private bank in Russia. With a customer base of 550 thousand corporate customers and 16 million individuals, Alfa-Bank combines digital innovation with an effective physical network. Without giving up live communication with customers, the bank is developing “departments of the future” with recognition based on biometrics and geolocation. Earlier in 2020, Alfa-Bank also announced its use of NICE Nexidia Analytics and NICE Quality Central to improve experiences.

"Protecting remote banking customers from increasingly sophisticated fraudsters is more critical than ever," John O’Hara, President, NICE EMEA, said. "Financial institutions such as Alfa-Bank understand that protecting customers and operations is just as important as ensuring the experience is seamless and instantaneous. We're excited to play a key role in helping Alfa-Bank nurture customer trust and provide service at the highest levels of excellence."

NICE Real-Time Authentication and Fraud Prevention provides end-to-end authentication and fraud prevention for contact centers. Based on voice biometrics, it automatically verifies the caller’s claimed identity within the first few seconds of a call through natural conversation with an agent. Leveraging its unique Single Voiceprint capability, RTA uses the same voiceprint across channels, allowing effortless authentication in the Interactive Voice Response (IVR) or mobile application as well. Based on unique machine learning technology, the Proactive Fraudster Exposure capability allows contact centers to automatically prevent fraud before it happens by proactively identifying previously unknown fraudsters and blocking them from committing fraud.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.